SCHEDULE “C”

Viceroy Resource Corporation

Consolidated Financial Statements

December 31, 2002 and 2001

(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

(signed) Ronald K. Netolitzky	(signed) Susan Neale
Chairman	Chief Financial Officer

Vancouver, B.C., Canada
March 4, 2003

PricewaterhouseCoopers LLP Chartered Accountants

PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 (604) 806 7000 Facsimile +1 (604) 806 7806

Auditors’ Report

To the Shareholders of

Viceroy Resource Corporation

We have audited the consolidated balance sheets of Viceroy Resource Corporation as at

December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadia n generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia February 21, 2003

(except for note 17(b), which is as at March 4, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Viceroy Resource Corporation
Consolidated Balance Sheets
As at December 31, 2002 and 2001
(expressed in thousands of Canadian dollars)

	2002	2001
Assets
Current assets
Cash and cash equivalents	$15,878	$6,069
Appropriated and restricted cash (note 7)	694	498
Marketable securities (note 4)	1,984	484
Accounts receivable	908	1,873
Prepaids and other receivables	2,145	1,248
Inventories (note 6)	563	2,673

	22,172	12,845
Appropriated and restricted cash(note 7)	18,119	14,925
Investments (note 4)	950	125
Resource assets (note 8)	8,928	27,909
Deferred merger costs	175	-

	$50,344	$55,804

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,536	$2,605
Preference dividend payable	-	132
Current portion of provision for reclamation costs (note 9)	2,140	703

	5,676	3,440
Provision for re clamation costs (note 9)	13,645	21,449

	19,321	24,889

Shareholders’ Equity
Share capital (note 10)	209,959	207,433
Deficit	(182,697)	(183,554)
Currency translation adjustment (note 11)	3,761	7,036

	31,023	30,915

	$50,344	$55,804

Contingencies and commitments (note 14)
Subsequent events (note 17)

Approved by the Board of Directors

Director  (signed) Ronald K. Netolitzky                                                            Director (signed) Robert V. Matthews

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation
Consolidated Statements of Deficit
For the years ended December 31, 2002, 2001 and 2000
(expressed in thousands of Canadian dollars)

	2002	2001	2000

Deficit – Beginning of year	$(183,554)	$(147,419)	$(102,051)

Net earnings (loss) for the year	857	(35,872)	(45,042)

Dividend to preferred shareholders	-	(263)	(326)

Deficit - End of year	$(182,697)	$(183,554)	$(147,419)

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation
Consolidated Statements of Earnings
For the years ended December 31, 2002, 2001 and 2000
(expressed in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

Sales	$21,705	$52,046	$114,230

Cost of sales	7,715	47,854	97,027

Depreciation and depletion	788	9,741	25,374

Provision for reclamation	-	1,872	2,826

	8,503	59,467	125,227

	13,202	(7,421)	(10,997)

Expenses (income)
General and administrative	2,496	2,965	4,490
Exploration	553	950	3,166
Interest and financing charges on long-term debt	36	706	1,550
Royalties	794	1,055	2,330
Other income	(699)	(1,246)	(750)

	3,180	4,430	10,786

Earnings (loss) before the following	10,022	(11,851)	(21,783)

Gain on transfer of investments	-	8,257	-
Writedowns and settlement of Australian
operation (note 3)	(811)	(33,734)	-
Writedowns, gains and adjustments to
reclamation (note 12)	(6,247)	715	(23,677)

Earnings (loss) before income taxes	2,964	(36,613)	(45,460)

Income tax expense (recovery) (note 13)	2,107	(741)	(418)

Net earnings (loss) for the year	$857	$(35,872)	$(45,042)

Basic and diluted earnings (loss) per share	$0.01	$(0.57)	$(0.78)

Weighted average number of shares
outstanding	92,262,974	62,456,412	57,660,370

The accompanying notes are an integral part of these consolidated financial statements.

Viceroy Resource Corporation

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

		2002		2001		2000
Cash flows from operating activities						
Net earnings (loss) for the year	$	857	$	(35,872)	$	(45,042)
Items not affecting cash						
Depreciation, depletion and provision for reclamation costs		890		12,032		28,200
Writedowns and adjustments to reclamation		12,669		19,135		24,203
Gain on reduction of investment in a foreign operation		(3,164)		-		-
Loss on sale of marketable securities and investments		-		95		274
Gain on transfer of investments		-		(8,257)		-
Deferred revenue recognized in the year		-		(4,845)		(7,579)
Gain on disposal of resource properties and supplies inventories		(3,258)		(748)		(526)
Provision for corporate guarantees		-		13,053		-
		7,994		(5,407)		(470)
Expenditures for reclamation and closure		(2,140)		(1,647)		-
Changes in non-cash working capital		2,982		8,026		13,506
		8,836		972		13,036
Cash flows from financing activities						
Proceeds from long-term debt		-		-		4,312
Proceeds from common shares issued		2,526		-		-
Repayment of long-term debt		-		(2,698)		(11,298)
Dividend paid to preferred shareholders		-		(263)		(194)
		2,526		(2,961)		(7,180)
Cash flows from investing activities						
Increase in appropriated and restricted cash		(3,435)		(167)		(2,394)
Proceeds on sale of investments		-		804		373
Expenditures on long-term investments		(825)		(125)		-
Proceeds from disposal of resource assets		5,015		3,155		1,088
Expenditures for resource assets		(2,021)		(2,084)		(9,040)
Deferred merger costs		(175)		-		-
		(1,441)		1,583		(9,973)
Foreign exchange (loss) gain on cash held in a foreign subsidiary		(112)		218		(101)
Increase (decrease) in cash and cash equivalents		9,809		(188)		(4,218)
Cash and cash equivalents - Beginning of year		6,069		6,257		10,475
Cash and cash equivalents - End of year	$	15,878	$	6,069	$	6,257

Currency translation adjustment (note 11)

Supplemental cash flow information (note 16)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

1  Nature of operations
Viceroy Resource Corporation (the company) is a natural resource company involved in the acquisition, financing, exploration, development and operation of mineral properties. The company also invests in junior exploration companies and provides bridge loans to small and mid-cap companies in North America.

The recoverability of the amounts shown in the consolidated balance sheets for resource assets is dependent upon the company’s ability to obtain certain market price, production, operating cost and reclamation objectives to fulfil its obligations as they arise and to complete the development and production of its projects.

2  Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

Basis of presentation

The consolidated financial statements include the accounts of the company and its subsidiaries. The company’s significant subsidiaries include Viceroy Minerals Corporation and its wholly owned interest in the Brewery Creek Mine; Viceroy Gold Corporation and its 75% proportionately consolidated joint-venture interest in the Castle Mountain Mine. The company consolidated its 100% interest in Viceroy Australia Pty Ltd. to the date the company ceased to have control (note 3).

Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results could differ.

Cash and cash equivalents

Cash and cash equivalents includes all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum of R-1 mid-grade rating.

Marketable securities

Marketable securities are carried at the lower of average cost and market value.

(1)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

Inventories

Inventories include gold in process and supplies valued at the lower of average cost and net realizable value.

Cost of gold in process includes only direct mining and processing costs to place the ore into the leaching process.

Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

Resource assets

a) Property acquisition and deferred mine development costs

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the basis described below:

  where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated useful life of the mine.
  where the operating plan calls for production from well-defined ore reserves, the unit -of-production method is applied over recoverable and probable reserves.
  Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount using non-discounted cash flows is less than the carrying value, a writedown to the net recoverable amount is made by a charge to earnings.

b) Exploration and development

General exploration expenditures and care and maintenance costs of development properties on hold, are expensed in the period incurred.

Significant property acquisition costs, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

c) Plant, equipment and other fixed assets

Plant, equipment and other fixed assets are recorded at cost and depreciated on a straight-line or unit-of-production basis over the shorter of their estimated useful lives or the life of the mine to their net realizable value.

(2)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

Provision for reclamation costs

Estimated site reclamation and closure costs, including environmental and decommissioning costs necessary to comply with existing requirements, are provided for on a unit-of-production basis over the estimated mine life and included as part of depreciation and depletion in the consolidated statements of earnings.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders’ equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Gains or losses on foreign currency transactions are recognized in other income.

Revenue recognition

Sales of precious metals are recorded at the estimated net realizable value when the metals are available for delivery and unsettled amounts are recorded as accounts receivable.

Hedging gains or losses are recognized in sales in the same period in which the revenue from the hedged production is recorded. Gains or losses on contracts closed out early have been included in revenue at the original maturity date.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Stock-based compensation

The company has a stock option plan as described in note 10(c). For 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. The company has elected to follow the intrinsic value based method of accounting for stock options granted. Accordingly, no compensation expense is recognized on the grant of share options to directors and employees as the exercise price is equal to the market price at the date of grant. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

(3)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

Earnings (loss) per share

Earnings or loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings or loss are calculated using the treasury stock method, if dilutive.

3  Writedowns and settlement of Australian operation

a) On June 24, 2001, the company placed its 100% wholly owned subsidiaries Viceroy Australia Pty Ltd.
(VAPL) and Bounty Victoria Pty Ltd. (Bounty) into voluntary administration. The powers of the directors and officers of the companies are suspended while the companies are under voluntary administration. Therefore, these consolidated financial statements include the consolidated operating results of VAPL up to June 24, 2001, the date the company ceased to have control. The final resolution of the values to be derived from the Australian assets is not determinable and accordingly the company has written off its net investment of $17,549,000 in VAPL.

The consolidated financial position and the results of the Australian operations to June 24, 2001 included in these consolidated financial statements are summarized below:

Current assets	$4,346
Long-term assets	33,958

38,304
Current liabilities	(22,473)
Provision for reclamation costs	(2,910)
Currency translation adjustment	4,628

Net investment in VAPL	$17,549

The loss for the period January 1, 2001 to June 24, 2001 was:

Revenues	$15,628
Cost of sales	19,838
Depreciation, depletion and provision for reclamation	1,715

(5,925)
Expenses	1,161

Net loss	$(7,086)

(4)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) On August 31, 2001, the company and its North American subsidiaries executed a settlement arrangement with NM Rothschilds (Australia) Limited (Rothschild) and Macquarie Bank Ltd. to relieve the company and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations. The company recorded $16,185,000 in settlement of corporate guarantees and delivered the following considerations:

i) Paid cash of $3,132,000

ii) Issued 23,000,000 common shares for $3,200,000 (note 10)

iii) Relinquished the company’s equity position in Nova Gold Resources Inc. with a market value of $9,853,000.

c) Viceroy has commenced legal proceedings against Australian Mining Consultants Pty Ltd. (AMC) in the Federal Court of Australia. The proceedings arise from AMC’s due diligence investigation in relation to the company’s acquisition of the Bounty Mine in 1999. AMC is defending the proceedings.

d) In December 2002, Viceroy executed an amended Deeds of Company Arrangement (DOCA) with VAPL and Bounty. The DOCA discharges creditor’s claims against Bounty and VAPL. The company does not anticipate further liability in respect of claims made by the unsecured creditors of VAPL and Bounty.

Under the terms of the DOCA, the company agreed to the following:

  Cash payment of Aus$800,000 that was paid in January 2003 to the administrator for distribution to the unsecured creditors of Bounty;
  Paid Aus$121,000 in January 2003 to the administrator for the costs to distribute the payment to the unsecured creditors;
  The first AUS$1,000,000 realized from either the successful outcome of the company’s action against AMC or from sale of the remaining assets after Rothschild has realized Aus$5,200,000; and
  25% of any net recovery from the AMC legal action in excess of Aus$1,000,000.

The administrator will pay the first Aus$5,200,000 that is recovered from the sale of the remaining assets in VAPL and Bounty to Rothschild. The company has no liability to Rothschild for any shortfall in the recovery of the Aus$5,200,000; and any surplus in excess of the Aus$5,200,000 will remain in the companies to be distributed as indicated above.

4   Financial instruments

The carrying values of cash and cash equivalents, appropriated and restricted cash, accounts receivable, other receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The quoted market value of marketable securities at December 31, 2002 is approximately $2,487,000. The fair market value estimate of the company’s investments as December 31, 2002 is $809,000 (2001 - $63,000).

(5)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

5  Joint venture

a) The company owns a 75% interest in Castle Mountain Venture (Castle Mountain) which owns the Castle Mountain Mine.

The company’s interest in the joint venture is summarized as follows:

	2002	2001	2000

Cash and non-cash working capital	$1,012	$3,949	$11,072
Other long-term assets	9,879	6,615	-
Resource assets	2,217	6,087	12,720
Provision for reclamation	(9,285)	(10,938)	(6,878)

Net assets	$3,823	$5,713	$16,914

Sales	$21,088	$25,637	$39,867
Costs and expenses	(5,902)	(27,103)	(36,911)

Earnings (loss) before income taxes	$15,186	$(1,466)	$2,956

Cash flows from (for):
Operating activities	$19,910	$10,643	$10,315
Financing activities	-	-	(1,487)
Investing activities	(914)	(2,572)	(924)

b) MK Gold Company, the 25% participant in Castle Mountain, has made a claim of US$484,000 (company’s portion - $363,000) against Castle Mountain which is in dispute.

6  Inventories

	2002	2001

Gold in process	$272	$2,108
Supplies	291	565

	$563	$2,673

During 2002, the company made a provision of $242,000 (2001 - $1,536,000, 2000 - $1,424,000) against supplies inventories for obsolescence and other factors related to the completion of mining at the Brewery Creek and Castle Mountain Mines.

(6)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

7   Appropriated and restricted cash

As at December 31, 2002, the company had appropriated cash of $9,838,000 (2001 - $6,573,000) in a voluntary sinking fund to fulfil reclamation obligations at the Castle Mountain Mine.

Restricted cash as at December 31, 2002 had $8,204,000 (2001 - $8,163,000) and pledged as security for licences and permits to fulfil reclamation obligations at the Brewery Creek Mine and $771,000 (2001 - $687,000) for deferred compensation of which $694,000 (2001 - $498,000) is included in current assets.

8   Resource assets

			2002			2001

	Cost	Accumulated depreciation, depletion and writedowns	Net	Cost	Accumulated depreciation, depletion and writedowns	Net

Mines
Castle Mountain	$106,994	$(104,777)	$2,217	$135,005	$(128,918)	$6,087
Brewery Creek Mine	87,839	(86,531)	1,308	88,243	(86,705)	1,538

	194,833	(191,308)	3,525	223,248	(215,623)	7,625

Development projects and other
Gualcamayo	22,043	(16,788)	5,255	20,129	-	20,129
Paredones	-	-	-	12,514	(12,514)	-
Other	2,167	(2,019)	148	2,877	(2,722)	155

	24,210	(18,807)	5,403	35,520	(15,236)	20,284

	$219,043	$(210,115)	$8,928	$258,768	$(230,859)	$27,909

a) Mines

Castle Mountain Mine is subject to an annual payment of US$100,000 subject to an inflation adjustment and net smelter returns between 2% and 4%.

Brewery Creek Mine is subject to a US$10 to US$40 per ounce sliding gold price scale royalty on 21,516 ounces of gold and a 5% net profit royalty.

(7)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) Development projects and other

i) Gualcamayo

In November, 2002, the company purchased the remaining 40% interest in the Gualcamayo property for US$1,000,000. During the year ended December 31, 2002, the company wrote down the property by $16,788,000 to its estimated realizable value of $5,255,000.

ii) Paredones

During the year ended December 31, 2000, the company wrote off its interest in Paredones in the amount of $2,379,000. In August, 2002, the company sold its interest in the Paredones property for $3,000,000 comprised of $1,000,000 in cash, $500,000 to be received on the first anniversary of the sale and 303,030 units of Vista Gold. Each unit is comprised of one common share and one warrant to purchase an additional share for $6.87. The gain on sale is recorded in gain on disposition of resource assets within note 12.

9 Provision for reclamation costs

As at December 31, 2002, the company had provided $15,785,000 (2001 - $22,152,000), of which $2,140,000 (2001 - $703,000) is considered current, for obligations related to the reclamation of the Brewery Creek and Castle Mountain mines. During the year ended December 31, 2002, the company has updated its closure plans and reduced the provision for reclamation costs by $4,119,000.

(8)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

10 Share capital

a) Authorized

200,000,000 common shares without par value

15,000,000 preferred shares without par value

b) Shares issued and outstanding

		2002		2001		2000

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Common shares
Opening balance	82,942,345	$204,738	59,942,345	$201,538	59,907,345	$201,513
Settlement of corporate guarantees (note 3)	-	-	23,000,000	3,200	-	-
Issued for cash	16,000,000	2,424	-	-	-	-
Issued for expenses	-	-	-	-	35,000	25
Issued for stock options	667,500	102	-	-	-	-
Issued for preferred shares	3,500,000	6,100	-	-	-	-

Closing balance	103,109,845	213,364	82,942,345	204,738	59,942,345	201,538

Own shares acquired
Opening/closing balance	(2,277,600)	(3,405)	(2,277,600)	(3,405)	(2,277,600)	(3,405)

	100,832,245	209,959	80,664,745	201,333	57,664,745	198,133

Preferred shares
Opening balance	6,100,000	6,100	6,100,000	6,100	6,100,000	6,100
Conversion to common shares	(6,100,000)	(6,100)	-	-	-	-

Closing balance	-	-	6,100,000	6,100	6,100,000	6,100

Total share capital		$209,959		$207,433		$204,233

In March 2002, the company agreed to an early conversion of the outstanding preferred shares, which were convertible into a maximum of 4,066,667 common shares. In consideration of the early conversion, the number of shares issued was reduced to 3,500,000 and the payment of outstanding dividends to the conversion date was waived.

In June 2002, the company completed a private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Each unit was comprised of one common share and one-half share purchase warrant with each whole warrant entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share to June 13, 2004. The company received net proceeds of $2,424,000.

(9)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

As at December 31, 2002, 8,000,000 warrants are outstanding and have a remaining weighted average life of 1.5 years. Subsequent to year-end, 182,539 warrants were exercised.

c) Stock options outstanding

The company has a stock option plan under which the company may grant options to its directors and employees for up to 8,600,000 shares of common stock. The exercise price of each option is either equal to or higher than the market price of the company’s stock on the day of grant. Options granted under the plan vest dependent upon share price performance and time criteria.

During the year ended December 31, 2002 and 2001, the change in stock options outstanding was as follows:

		2002		2001		2000

	Number of shares	Weighted average share price	Number of shares	Weighted average share price	Number of shares	Weighted average share price

Opening balance	4,898,299	$1.09	4,012,267	$3.03	4,340,942	$3.39
Granted	840,000	0.27	3,170,000	0.16	430,000	0.74
Forfeited	(169,998)	1.10	(1,966,848)	2.99	(365,460)	3.40
Exercised	(667,500)	0.15	-	-	-	-
Expired	(785,799)	4.14	(317,120)	4.56	(393,215)	4.24

Closing balance	4,115,002	$0.49	4,898,299	$1.09	4,012,267	$3.03

Options exercisable at year-end	4,059,008	$0.46	4,643,971	$1.06	3,200,811	$3.23

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Options outstanding			Options exercisable

Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options Exercisable	Weighted average exercise price

$ 0.10 to 0.29	3,240,000	3.9	$0.19	3,240,000	$0.19
0.60 to 1.63	620,001	1.8	1.15	620,001	1.15
2.17 to 2.95	255,001	0.6	2.68	199,007	2.67

	4,115,002	3.4	$0.49	4,059,008	$0.46

(10)

Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

Effective January 1, 2002, the company adopted the new standard for stock-based compensation. For income statement purposes the company has elected to follow the intrinsic value based method of accounting for stock options. Under this method no compensation is recognized when options are granted pursuant to the plan. Consideration paid for shares on the exercise of the share options is credited to share capital. Had the company adopted the fair value method of accounting, the company would have recorded a compensation expense of $128,000. There would have been a negligible effect on both basic and fully diluted earnings per share. The average value of the stock options granted was estimated at $0.15 at the grant dates using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate Option life Expected volatility

Risk-free interest rate	4.53%
Option life	5 years
Expected volatility	60%

11  Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the company’s net investment in self-sustaining foreign operations. The unrealized gain or loss from changes in exchange rates makes up part of the change in balance sheet accounts with respect to their related cash inflows and outflows. Accordingly, these changes within the CTA result in amounts on the statements of cash flows that may differ from the actual movement noted in the reporting currency of particular balance sheet items.

	2002	2001

Opening balance	$7,036	$2,447
Unrealized loss from change in exchange rates	(111)	(39)
Realized loss from deconsolidation of investments in Australia (note 3(a))	-	4,628
Realized gain from decrease in net investments in the U.S.A.	(3,164)	-

Closing balance	$3,761	$7,036

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Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

12   Writedowns, gains and adjustment to reclamation

During the year ended December 31, 2002, the company made the following writedowns, gains and adjustment to reclamation:

	2002	2001	2000

Writedown of marketable securities	$-	$-	$(1,096)
Writedown of inventories	-	-	(4,797)
Writedown of investments	-	-	(4,156)
Writedown of resource assets	(16,788)	-	(9,583)
Decrease (increase) in reclamation provision	4,119	-	(6,847)
Writedown of deferred revenue	-	-	2,276
Gain on disposition of resource assets	3,258	715	526
Gain on reduction of investment in a foreign operation	3,164	-	-

	$(6,247)	$715	$(23,677)

13  Income taxes

Income tax expense (recovery) is as follows:

	2002	2001	2000

Canada	$532	$(128)	$24
United States	1,575	(613)	(442)

	$2,107	$(741)	$(418)

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Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) The reconciliation of the statutory income tax rates to the effective tax rates on the earnings (loss) before income taxes is as follows:

	2002	2001	2000

Income taxes at statutory rates	$339	$(16,004)	$(20,269)
Increase (decrease) in taxes from:
Non-deductible differences	(3,094)	(322)	1,153
Foreign withholding taxes	892	-	-
U.S. alternative minimum tax expense (recovery)	262	(78)	(442)
Difference in foreign tax rates	612	9	41
Benefits of timing differences not previously recognized	6,405	15,782	19,075
Recognition of prior year tax losses	(3,309)	-	-
Large corporations tax	-	(128)	24

	$2,107	$(741)	$(418)

c) The company has losses in va rious jurisdictions as set out below. No recognition has been given in these consolidated financial statements to the potential future benefits that may arise on utilization of tax losses.

i) Canada

The company had non-capital losses to reduce future taxable income in Canada of approximately $20,445,000. These losses expire between 2003 and 2009.

ii) United States

The company has estimated net operating losses available to reduce future regular tax in the United States aggregating US$4,789,000. These losses expire between 2006 and 2021.

d) The company has future tax deductions exceeding accounting deductions of $59,629,000 (2001 - $53,900,000). The realization of income benefits related to these future potential tax deductions is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

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Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

14 Contingencies and commitments

a) Surety bond guarantees totalling US$2,340,000 have been provided by the Castle Mountain Mine to ensure compliance with reclamation and other environmental agreements.

b) Letter of credit totalling $8,060,000 (2001 - $8,060,000, 2000 - $8,060,000) have been provided to ensure compliance with a water-use licence at Brewery Creek, Yukon.

c) The company has commitments totalling $872,000 for operating leases over the next five years.

d) Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements including notes 3(b) and 5(b).

15 Segmented information

a) The company’s reportable operating segments are as follows:

							2002

	Sales	Depreciation and depletion	Interest expense	Write-downs	Income tax expense	Net profit (loss)	Total assets

Brewery Creek Mine	$617	$-	$19	$-	$4	$2,196	$9,994
Castle Mountain Mine (75%)	21,088	788	-	-	1,575	13,390	13,508
Exploration operations	-	-	-	16,788	-	(17,110)	5,255
Other	-	-	17	-	528	2,381	21,587

	$21,705	$788	$36	$16,788	$2,107	$857	$50,344

							2001

	Sales	Depreciation and depletion	Interest expense	Write- downs	Income tax recovery	Net profit (loss)	Total assets

Brewery Creek Mine	$10,781	$3,253	$213	$-	$(125)	$820	$11,040
Bounty Mine	15,628	1,613	464	33,734	-	(40,461)	-
Castle Mountain Mine (75%)	25,637	4,875	-	-	(613)	(1,326)	16,082
Exploration operations	-	-	-	-	-	(950)	20,129
Other	-	-	29	-	(3)	6,045	8,553

	$52,046	$9,741	$706	$33,734	$(741)	$(35,872)

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Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

							2000

	Sales	Depreciation and depletion	Interest expense	Write- downs	Income tax recovery	Net profit (loss)	Total assets

Brewery Creek Mine	$24,552	$12,457	$371	$12,904	$(40)	$(29,184)	$19,281
Bounty Mine	49,800	7,430	1,046	883	-	(7,215)	43,777
Castle Mountain Mine (75%)	39,878	5,487	97	-	(378)	4,425	30,043
Exploration operations	-	-	-	5,164	-	(5,164)	19,325
Other	-	-	36	5,252	-	(7,904)	7,997

	$114,230	$25,374	$1,550	$24,203	$(418)	$(45,042)	$120,423

b)

The company operates in the following geographic areas:

		2002		2001		2000

	Sales	Resource assets	Sales	Resource assets	Sales	Resource assets

Australia	$-	$-	$15,628	$-	$49,800	$38,173
Canada	617	1,455	10,781	1,693	24,552	7,761
United States	21,088	2,218	25,637	6,087	39,878	12,722
Argentina	-	5,255	-	20,129	-	19,104

	$21,705	$8,928	$52,046	$27,909	$114,230	$77,760

16 Supplemental cash flow information

a)

Interest and income taxes paid (recovered) were:

	2002	2001	2000

Interest	$39	$666	$724
Income taxes	2,702	(364)	(378)

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Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) During the years ended December 31, 2002, 2001 and 2000, the company conducted non-cash activities as follows:

	2002		2001	2000

Operating activities
Expenses settled with issue of shares	$-		$-	$(25)
Settlement of Corporate Guarantees (note 3(b))	-		(13,053)	-
Gain on disposal of resource assets	(1,500)		-	-

Financing activities
Shares issued for Corporate Guarantees (note 3(b))	-		3,200	-
Shares issued for expenses	-		-	25

Investing activities
Investments relinquished for Corporate Guarantees (note 3(b))		-	9,853	-
Investments acquired on the disposal of an exploration property	1,500		-	-

17  Subsequent events

a) On February 4, 2003 the company has provided a bridge loan of US$2,702,000 due February 4, 2004.
b) On March 4, 2003, the compa ny entered into a letter agreement (Letter Agreement) providing for a reorganization of Viceroy, Quest Investment Corporation (Quest), Arapaho Capital Corp. (Arapaho) and Avatar Petroleum Inc. (Avatar) by way of a statutory plan of arrangement (the Arrangement).

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (Quest Management) (which is a wholly owned subsidiary of Arapaho) and Quest, by way of three separate share exchanges, in exchange for shares of Viceroy. Avatar and Quest will be wound-up into Viceroy and Viceroy will change its name to “Quest Capital Corp.”

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Class B shares will initially carry one vote per share. Viceroy will also consolidate its shares on a one new for three old basis.

As part of the Arrangement and prior to the above merger, Viceroy will distribute to its pre-merger shareholders 70-85% of the shares in two subsidiary companies which will hold, upon completion of two separate shares exchanges, mineral assets in Argentina and Canada, respectively. Shareholders, who would be entitled to receive less than one board lot of shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive shares.

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Viceroy Resource Corporation

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars; tables in thousands, except share capital information)

Closing of the Arrangement is conditional upon, among other things, the Companies entering into a definitive form of Arrangement agreement, receiving final valuations and fairness opinions, and receipt of all regulatory and shareholder approvals.

Viceroy has announced that (subject to regulatory acceptance) it has entered into a non-brokered private placement that will provide financing of up to $10,000,000 for Viceroy immediately upon completion of the Arrangement by way of units (Units). The Units will be issued at a price of $0.40 per Unit (pre-consolidation) comprised of one Viceroy Class A share and one common share purchase warrant (the Warrant) to purchase one Viceroy Class A share exercisable for five years after the date of issue at an exercise price of $0.50 per share (pre-consolidation), subject to a reduction in the exercise period to 20 business days if the closing price of Viceroy shares trade on the Toronto Stock Exchange for a period of 20 consecutive trading days commencing after December 31, 2003, at or above $0.75 per share (pre-consolidation).

c) Other subsequent events are disclosed elsewhere in these consolidated financial statements including notes 3, and 10(b)

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